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Exhibit 99.1

                              FOR IMMEDIATE RELEASE

   BELZBERG TECHNOLOGIES INC. REPORTS EDITING MISTAKE IN MAR 25TH NEWS RELEASE

TORONTO, April 5, 2002--Although all figures for the 2001 fiscal year and the 4th quarter 2001 results remain unchanged, in a news release dated March 25th the company reported cost of revenue of $3.185 million in the 4th quarter, and administration costs of $2.158 million. Cost of revenue was $3.696 million and administration costs were $1.647 million.

This change does not affect revenue, overall results, or results per share for either the 4th quarter or the 2001 fiscal year, which remain as originally reported.


About Belzberg Technologies Inc.

Belzberg Technologies provides the software and networks to enable seamless, direct-access routing and execution of trades for financial institutions in the United States, Canada, and Europe. The firm's client-base includes 110 leading U.S. and international brokerage houses and financial institutions such as Merrill Lynch, Bank of New York, State Street Brokerage, HSBC, and five major Canadian banks.

Additional information on Belzberg Technologies Inc. is available on the company's web site, www.belzberg.com.

Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products, prices and other factors.


Belzberg Contact:

Lawrence J. Cyna, C.A., Chief Financial Officer
Phone: (416) 867-2920
E-mail: lcyna@belzberg.com